Mail Stop 3561

December 6, 2007

Via US Mail and Facsimile

Mr. Graham Staley
Chief Financial Officer
Companhia de bebidas das Americas – AmBev
Rua Dr. Renato Paes de Barros, 1017, 4 ander
04530-001 Sao Paulo, SP, Brazil

      Re: **Companhia de bebidas das Americas – AmBev**
              Form 20-F for the fiscal year ended December 31, 2006
              Filed July 9, 2007
              File No. 001-15194

Dear Mr. Staley:

      We have completed our review of your Form 20-F and have no further comments at this time.

              Sincerely,

              Michael Moran
              Branch Chief